UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 333-198828

CUSIP Number: 53185D107

(Check one):

[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2015

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the

Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I - REGISTRANT INFORMATION

Life Clips, Inc.

Full Name of Registrant

223 S. Sharon Amity Rd., Suite 201

Address of Principal Executive Office (Street and Number)

Charlotte, North Carolina 28211

(City, State and Zip Code)

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2015 without unreasonable effort and expense due to the registrant’s recent completion of a share exchange transaction Klear Kapture, Inc., as reported in the registrant’s Current Report on Form 8-K filed with the Commission on October 8, 2015, as amended and supplemented by Amendment No. 1 to Form 8-K, filed with the Commission on December 18, 2015. Further, the registrant has recently engaged a new independent registered public accounting firm and is also in the process of engaging new internal accounting personnel. Such matters resulted in causing the limited personnel of the registrant to devote their efforts towards such matters that otherwise would have been devoted to the preparation of the subject Form 10-Q.

PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

Robert Gruder	(800)	292-8991
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that its results of operations for the three months ended December 31, 2015 to be included in the Form 10-Q will be significantly different than its results of operations from the corresponding period in the prior year because the results of operations for the three months ended December 31, 2015 will reflect the combined entity resulting from the closing of the share exchange transaction with Klear Kapture, Inc. described in Part III above, whereas the results of operations from the corresponding period in the prior year relate to the registrant, then named “Blue Sky Media,” on a standalone basis. As a result of the foregoing, a reasonable estimate of the results cannot be made at the time of this filing.

Life Clips, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 17, 2016	Life Clips, Inc.

	By:	/s/ Robert Gruder
Robert Gruder
Chief Executive Officer